October 21, 2004


Via Facsimile (212) 858-1500 and U.S. Mail

David P. Falck
Pillsbury Winthrop LLP
1540 Broadway
New York, New York 10036

Re:	Microcell Telecommunications, Inc.
	Schedule 14D-9/A filed October 20, 2004
      File No. 5-58635

Dear Mr. Falck:

We have reviewed the filing referenced above and have the following comments. All defined terms have the same meaning as in the original Schedule 14D-9 filed on September 30, 2004, unless otherwise indicated.

Schedule 14-9/A

1. Refer to comment 2 in our October 12, 2004 letter ("prior comment letter"). The single sentence you added to the Schedule 14D-9 does not adequately respond to our comment. For example, the new disclosure addresses only the lack of "firm" proposals from other parties, but does not explain whether any informal offers or inquiries were received, and if so, why they were rejected. In addition, it doesn`t explain the sequence of events after such contacts from other parties received. For example, were there any negotiations or additional contacts to determine whether such proposals were subject to change? Finally, you have not adequately responded to the original comment because you haven`t described the material terms of any other proposals, whether firm or more informal. Please expand the amended disclosure to address.

2. Refer to comment 5 in our prior comment letter, and the new disclosure you have added in Item 4 in response to that comment.
Clarify for shareholders what you mean by "option value" in the amended disclosure.

3. The explanation of why the Warrants cannot be valued continues to be unclear, despite the revised disclosure you have added in
Item 4 of the Schedule 14D-9/A. It is clear from my discussions with your colleague Mr. Ray today that this is a complicated subject. However, it is critical to security holders` understanding of the basis for the Board`s position with respect to the Warrant Offers. Please revise to more clearly present your response to comments
5 and 6 in the prior comment letter.

Closing Comments

Please revise your filing to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence with your revised proxy statement. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

Please be aware that we may have additional comments after reviewing your amendment. If you would like to contact me directly, please do not hesitate to do so at (202) 942-1773.

Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions



cc: Marc. B. Barbeau, Esq. (via facsimile (514) 397-3409)